AVRICORE’S HEALTHTAB COMING TO 11 NEW COMMUNITY PHARMACY LOCATIONS

VANCOUVER, BC – (GLOBE NEWSWIRE) – November 28, 2019 – Avricore Health Inc. (TSXV: AVCR, OTC: AVCRF) (“Avricore Health” or the “Company”) is pleased to announce it will be placing Healthtab™ systems in 11 new community pharmacy locations more than doubling the number of HealthTab™ systems located in community pharmacies.

“We are focused on the full commercialization of our system and the market response is very strong,” said Avricore Health’s CEO, Hector Bremner.  “These new locations are just the first of dozens we expect to deploy in 2020.”

Pharmacies agree to a two-year lease commitment, as well as the purchase of lipid and metabolic panels and other consumables from the Company.  De-identified, statistical data can also be monetized, presenting additional revenue streams for the Company.

“I’ve had HealthTab in one of my pharmacies for a year and the results for us have been tremendous, so we will be putting it in all of our locations,” said Fabio De Rango, a Shoppers Drug Mart pharmacy owner.  “We are now able to use evidence-based approaches to ensure patients are getting the right treatment, deepening the relationship with our consumers and creating new opportunities for our business.”

Business Development

Currently, HealthTab™, is available in Shoppers Drug Marts in the Greater Toronto Area and the Company is currently fielding requests for HealthTab™, systems by pharmacy chains in Canada, which will quadruple the number locations by end of Q1 2020.

On November 18th, 2019, the Company announced a partnership agreement with the Ontario Pharmacists Association (OPA) whereby the OPA will market HealthTab™, to its members, which is the largest such membership in the country, with over 10,000 members and over 4400 community pharmacy locations.  As part of the agreement, the Company will support the OPA with research and insights from the data generated in order to facilitate the OPA’s advocacy for the pharmacy profession and their patients.

In addition to the focus on pharmacy, the Company announced earlier this year that it will be working with Clinart MENA, the largest contract research organization (CRO) in the Middle East to conduct clinical trials and treated population monitoring.

Also, the Company has begun technical negotiations with several organizations keen to utilize HealthTab™ in sectors such as healthcare software, biometrics service, drug makers and research.  The Company expects to successfully conclude these negotiations over the next quarter.

Given the pace of discussions with key business partners, it is anticipated that the Company will realize its corporate objectives of securing meaningful agreements and initiating additional revenue streams in Q1 2020.

About HealthTab™ + RASTR

HealthTab™ is a proven point-of-care screening system, designed to support pharmacists evolving role. The system empowers patients to be proactive about their health by directly measuring and monitoring key safety tests and biomarkers of chronic disease. The HealthTab™  test is simple, fast, lab-accurate, and requires just a few drops of blood from a finger stick.  Results can be printed in-store or accessed securely online.  Watch short video here and visit our HealthTab™ website to learn more.

As part of this direction for HealthTab™, the Company developed a revolutionary model for utilizing the system’s unique ability to offer real-time evaluations of treated populations and even real-world evaluation clinical trials.

The name for this approach is Rapid Access Safety Test Reporting, or RASTR Network, whereby the network of HealthTab™ systems feedback de-identified data through to electronic health records and data management systems via its API capabilities.  This is the first platform of harmonized analyzers, with fully integrated data-flow, for blood chemistry results to be sent to consumers, their healthcare teams and sponsors; such as researchers, insurance providers and the life-science sector.

The significance of this approach to the market is the enhanced access to screening and early detection of disease, better data for physicians and pharmacists to support their patients, plus new opportunities to conduct research and ensure patient safety.

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company’s goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health's expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as "outlook," "will," "could," "would," "might," "remains," "to be," "plans," "believes," "may," "expects," "intends," "anticipates," "estimate," "future," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "upcoming," and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company's expected use of proceeds from the placement; the unique features that the HealthTabTM platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health's management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore's public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Hector Bremner, CEO 604-773-8943
info@avricorehealth.com
www.avricorehealth.com